SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                         |X| Form 40-F |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|                         No |X|

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

        This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statement File No. 333-116232

PRANA BIOTECHNOLOGY LTD

6-K Items

TITLE OF THE RELEASE
PRANA TO HOLD ANALYST DAY OCTOBER 18

COPY RELEASE

Melbourne, Australia -October 18, 2004: Prana Biotechnology Limited (NASDAQ: PRAN, ASX: PBT), will hold an Analyst Day in New York City on Monday, October 18, at the Four Seasons Hotel from 12:30 p.m. to 3:30 p.m. The event will be broadcast live over the Internet.

During the session, members of Prana’s management and scientific teams will discuss the causes of Alzheimer’s Disease and their therapeutic implications; the role of metals and oxidation; the Prana MPAC platform; the clinical history and further development plans for PBT-1; and the overall strategy for PBT-1 and PBT-2 development.

The following Prana Biotechnology executives will present at the meeting:

•	Jonas Alšënas, Chief Executive Officer
•	Ross Murdoch, Chief Operating Officer
•	Rudy Tanzi, Co-founding Scientist
•	Ashley Bush, Co-founding Scientist
•	Craig Ritchie, Clinical Advisor

Event Web cast Details

The live web cast of the event may be accessed through the Home Page of the Prana Biotechnology web site, www.pranabio.com. We recommend logging on 15 minutes early in or to register or download any necessary software. A web cast archive will also be available on the Prana site through November 19, 2004.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into Alzheimer’s disease and other major age-related degenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including the University of Melbourne and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, discovered Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

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Contacts:
Jon Alšënas, CEO, Prana Biotechnology Ltd.
1-203-328-3097

Ivette Almeida, Media Relations / Rachel Levine, Investor Relations
1-212-983-1702 ext. 209        1-212-983-1702 ext. 207

Item 1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date: October 20, 2004